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09041121

ssing

JUL 01 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 **Expires:** February 28, 2010 **Estimated average burden** **Hours per response...12.00**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

US Arma Partners, LP

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Palo Alto Square, Suite 100, 3000 El Camino Real

(No. and Street)

Palo Alto	**CA**	**94306**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Schroder **(650) 328-8207**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

US ARMA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Partners
US Arma Partners, LP

We have audited the accompanying statement of financial condition of US Arma Partners, LP (the "Partnership"), as of March 31, 2009. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of US Arma Partners, LP as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
June 29, 2009

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

US ARMA PARTNERS, LP

Statement of Financial Condition

March 31, 2009

Assets		
Cash	$	65,643
Receivable from affiliate		104,454
Deposit		6,405
Fixed assets, net		19,121
Total assets	$	195,623
Liabilities and Partners' Capital		
Accounts payable and accrued liabilities	$	39,224
Partners' capital		156,399
Total liabilities and partners' capital	$	195,623

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006. On January 1, 2008 the Partnership changed its year end from December 31 to March 31. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the partners of Arma Partners, LLP ("UK Arma"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Services Authority in the United Kingdom.

Cash

Cash consists of cash on deposit with a commercial bank which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to five years.

Income Taxes

No provision for federal or state income taxes has been made since the Partnership's income is allocated to its individual partners for inclusion in each partner's individual income tax returns.

Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, establishes new guidance on recognition and measurement of uncertain tax positions for financial reporting purposes. Management has elected to defer application of FIN 48 until fiscal year beginning April 1, 2009 pursuant to FASB Staff Position 48-3. Management believes the Partnership has no tax positions that would be subject to recognition or measurement under FIN 48 and does not expect application of FIN 48 to have a material impact on the financial statements.

1. Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Fixed Assets, net

Net fixed assets includes the following:

Computer and office equipment	$ 20,130
Furniture	8,247
	28,377
Accumulated depreciation	(9,256)
Fixed assets, net	$ 19,121

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Partnership had net capital of $26,419, which was $21,419 in excess of its required net capital of $5,000. The Partnership's aggregate indebtedness to net capital ratio was 1.48 to 1.

4. Lease Obligation

The Partnership leases its office facility under the terms of an operating lease that expires on May 31, 2010. Future minimum lease payments under this lease are as follows:

Year Ending March 31	
2010	$ 100,888
2011	16,876
Total	$ 117,764